April 2, 2020

Christopher T. Holmes
President and Chief Executive Officer
FB Financial Corporation
211 Commerce Street, Suite 300
Nashville, TN 37201

       Re: FB Financial Corporation
           Registration Statement on Form S-4
           Filed March 27, 2020
           File No. 333-237416

Dear Mr. Holmes:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eric Envall at (202) 551-3234 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance